Exhibit 8.1

Qilian International Holding Group Limited

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization
Qilian International (Hong Kong) Holdings Limited	Hong Kong

Chengdu Qilian Trading Co., Ltd.	People’s Republic of China

Gansu Qilianshan Pharmaceutical Co., Ltd.	People’s Republic of China

Chengdu Qilianshan Biotechnology Co., Ltd.	People’s Republic of China

Jiuquan Ahan Biotechnology Co., Ltd.	People’s Republic of China

Jiuquan Qiming Biotechnology	People’s Republic of China

Tibet Cangmen Trading Co., Ltd.	People’s Republic of China

Tibet Samen Trading Co., Ltd.	People’s Republic of China